United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: PepsiCo, Inc.

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of PepsiCo, Inc.

RE: The case to vote AGAINST Shareholder Proposal No. 7 (“Report on Impacts of Reproductive Healthcare Legislation”) on the 2023 Proxy Ballot.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote against Proposal No. 7 following the instructions provided on management’s proxy mailing.

The following information should not be construed as investment advice.

Photo credits appear at the end of the report.

National Legal and Policy Center (“NLPC”) urges shareholders to vote “AGAINST” Shareholder Proposal No. 7, requesting a report on impacts from reproductive healthcare legislation on the 2023 Proxy Ballot for PepsiCo, Inc. (“PepsiCo” or “Company”).

The “Resolved” clause for Proposal No. 7 states:

Shareholders request that the PepsiCo Board of Directors issue a public report prior to December 31, 2023, omitting confidential and privileged information and at a reasonable expense, describing any known and potential risks and costs to the company caused by enacted or proposed state policies severely restricting reproductive rights, and detailing any strategies beyond litigation and legal compliance that the company may deploy to minimize or mitigate these risks.

The statement in support of this Resolution submitted by As You Sow (the “Proponent”) contends that:

1. State restrictions on abortion following the U.S. Supreme Court’s ruling in Dobbs v. Jackson Women’s Health Organization, which overturned Roe v. Wade, present significant risks to PepsiCo’s ability to recruit and retain an adequate, diverse workforce in those states.

2. Public support for Roe v. Wade is such that failure by PepsiCo to actively support unrestricted access to abortion puts its brand at risk with consumers.

Each of these assertions, however, is based on an incomplete, one-sided and extremely misleading analysis that:

1. Reaches conclusions about the risks to PepsiCo’s workforce recruitment and retention that are not justified by an objective reading of available data.

2. Selectively cites only biased surveys that support its contention that overwhelming public support for Roe v. Wade puts the PepsiCo brand at risk with consumers, unless the Company publicly advocates for unrestricted abortion access, while ignoring available data that challenges that finding; and thereby…

3. …fails to take account of counter risks should the Company “deploy…strategies” designed to promote unrestricted abortion and undermine state laws limiting the procedure.

1.The Proponent’s statement reaches conclusions about the risks to PepsiCo’s workforce recruitment and retention that are not substantiated by an objective reading of available data.

In asserting that “Women who cannot access abortion are three times more likely to leave the workforce than women who were able to access abortion when needed, and four times as likely to slip into poverty,”1 the Proponent references Ms. Magazine’s citing of a study by the Institute

1 As You Sow, “Shareholder Proposal – Report on Impacts of Reproductive Healthcare Legislation” (Proxy Item No. 7), PepsiCo, 2023 Proxy Statement, p. 95. See https://www.sec.gov/Archives/edgar/data/77476/000130817923000279/pep4134371-def14a.htm for Women’s Policy Research (IWPR).2 The Proponent further cites IWPR in stating that “state-level abortion restrictions may annually keep more than 500,000 women aged 15 to 44 out of the workforce.”3 Neither of these sources can be considered objective.

Ms. Magazine bills itself as “More than a magazine, a movement.”[4] Indeed, from its first issue in 1972, when it helped kick-start the pro-choice movement with a two-page spread featuring 53 “well-known American women” proudly proclaiming, “We have had abortions,” to the present day—when, in the wake of the Supreme Court’s Dobbs decision overturning Roe v. Wade, it has relaunched that petition drive for women to publicly proclaim their abortions[5]—Ms. Magazine has been in the vanguard of the pro-choice movement for unrestricted abortion.

IWPR, in its mission statement, makes clear that its research is not just objective information-gathering. It is intended to “build evidence to shape policies” that it determines will “grow women’s power and influence, close inequality gaps, and improve the economic well-being of families.”[6]

As such, IWPR is committed “to protect and expand access to reproductive health services, including abortion, at the federal and state levels.”[7] Its President and CEO, Dr. C. Nicole Mason, deplored the overturning of Roe as “a dark day for American democracy and women’s reproductive rights.”[8] Observing the 50th anniversary of Roe v. Wade in January, she declared that “Roe was never enough,” and that IWPR is “working toward a future that builds on the legacy of Roe but goes beyond it.”[9]

2 Baker, Carrie N. “Abortion Restrictions Cost Women, Businesses and States $105 Billion Each Year,” Ms. Magazine, June 3, 2021. See https://msmagazine.com/2021/06/03/abortion-restrictions-cost-women-businesses-states-105-billion-corporate-support/

3 Institute For Women’s Policy Research, “The Costs of Reproductive Health Restrictions.” See https://iwpr.org/costs-of-reproductive-health-restrictions/

4 Ms. Magazine, May 17, 2022. See https://msmagazine.com/2022/05/17/abortion-petition-ms-magazine-womens-history/

5 Ms. Editors. “Ms. Relaunches Abortion Petition That ‘Changed Abortion Rights Movement,’” Ms. Magazine, May 17, 2022. See https://msmagazine.com/2022/05/17/abortion-petition-ms-magazine-womens-history/

6 Institute For Women’s Policy Research, “Our Mission.” See https://iwpr.org/about/

7 Institute For Women’s Policy Research, “IWPR Reproductive Rights Index: A State-by-State Analysis and Ranking,” July 2022. See https://iwpr.org/wp-content/uploads/2022/07/Reproductive-Rights-Index-2022_FINAL_website.pdf

8 Institute For Women’s Policy Research, “SCOTUS Overturns Roe v. Wade,” June 24, 2022. See https://iwpr.org/media/press-releases/scotus-overturns-roe-v-wade/

9Institute For Women’s Policy Research, “IWPR Marks 50th Anniversary of Roe v. Wade Decision,” January 20, 2023. See https://iwpr.org/media/press-releases/iwpr-marks-50th-anniversary-of-roe-v-wade-decision/

Thus, when in 2021 IWPR’s Center on the Economics of Reproductive Health (CERH) undertook research on “The Cost of Reproductive Health Restrictions,” there was little doubt what its agenda was: to build, as explicitly stated in the resulting document’s subtitle, “An Economic Case for Ending Harmful State Policies.”10 In order to “shape policies” of unrestricted abortion even beyond those mandated by Roe, CERH set out to “build evidence” that state abortion restrictions are economically harmful. Not surprisingly, the resulting document does so.

Similarly, the Proponent references Forbes’s citation of a study by Leanin.org to assert that “strong majorities of women under 40, regardless of political affiliation, would prefer to work for a company that supports abortion access.”11

While Leanin.org’s mission statement is brief and non-specific—“We help women achieve their ambitions and work to create an equal world”12— it has long embraced abortion as critical to women’s advancement. Founder, and later Facebook/Meta executive Sheryl Sandberg, a long-time advocate for unrestricted abortion, donated $3 million to the ACLU following the overturning of Roe, specifically to fight abortion restrictions.13

And in a 2018 presentation on “The Bad, the Ugly, and the Good” on women’s rights and the women’s movement, Leanin.org president Rachel Thomas cited among the “ugly” that “87% of counties in the United States do not have an abortion clinic.”14

So we have a survey whose conclusion—that “Abortion rights are a critical workplace issue”15—seems foreordained, in line with Leanin.org’s pro-choice agenda.

Finally, the Proponent cites a 2021 study commissioned by the Tara Health Foundation that found large majorities of respondents saying a restrictive state abortion law would “discourage them” from taking a job in such a state, or that they “would not apply for a job” in that state; and about half saying they “would think about moving out-of-state” if a restrictive abortion law were enacted there.16

But the Tara Health Foundation, according to Capital Research Center’s Influence Watch,

10 Institute For Women’s Policy Research, Center for the Economics of Reproductive Health, “The Costs of Reproductive Health Restrictions: An Economic Case for Ending Harmful State Policies.” See https://iwpr.org/reproductive-health/

11 Elsesser, Kim. “More Than 75% Of Employees Want To Work For Companies That Support Abortion Access: Survey,” Forbes, Aug 2, 2022. See https://www.forbes.com/sites/kimelsesser/2022/08/02/employees-want-to-work-for-companies-that-support-access-to-abortion-according-to-leaninorg-study/?sh=28b70c5d6a5b

12 Lean In, “OUR MISSION.” See https://leanin.org/about

13 Schonfeld,  Zach. “Sheryl Sandberg donates $3 million to ACLU to protect abortion access,” The Hill, October 4, 2022. See https://thehill.com/policy/technology/3673309-sheryl-sandberg-donates-3-million-to-aclu-to-protect-abortion-access/

14 Thomas, Rachel. “The Bad, the Ugly, and the Good.” Lean In, The State of Women. See https://leanin.org/state-of-women

15 Lean In, Research, “Abortion rights are a critical workplace issue.” See https://leanin.org/research/abortion-access-workplace-issue

16 Perry Undem, “What Does ‘Top Talent’ Think about Working in States that Ban Abortion? Reactions to Texas' New Abortion Ban,” August 31, 2021, p. 1. See https://perryundem.com/wp-content/uploads/2021/09/PerryUndem-TX-Abortion-Law_Survey-Findings_0901.pdf

“is a grantmaking foundation that funds pro-abortion groups and abortion-rights-related causes.”[17] Among its grant recipients are numerous organizations that are exclusively or primarily concerned with promoting unrestricted abortion, including the NARAL Pro-Choice America Foundation, NARAL Pro-Choice Virginia Foundation, the Abortion Care Network, the Baltimore Abortion Fund, the DC Abortion Fund; and many others that, while not exclusively focused on abortion rights, have them as a primary concern.[18]

And the organization sponsoring this proposal, As You Sow, is also a Tara grant recipient.19

Also of note, the polling firm commissioned by Tara to do this survey, Perry Undem, features on its website a page titled “We’re proud to be trusted by these organizations”—under which are listed ten entities. Almost all of them – including Planned Parenthood, the National Women’s Law Foundation, the Robert Wood Johnson Foundation, the Supermajority Fund, and the Sierra Club – have unrestricted abortion rights as either their primary focus or one of their central concerns.20

Then there is the question of how determinative these responses to hypothetical survey questions are, when weighed in the context of a whole range of job-related considerations. Not very determinative at PepsiCo, according to the Board of Directors.

In opposing this Resolution, the Board states:

We have not heard from our employees or potential new hires that existing or proposed state policies restricting reproductive rights have been an issue of concern for them in terms of accepting, maintaining or advancing their employment with PepsiCo.21

The Board notes that in its effort to “create economic opportunity for women in the communities in which we operate,” PepsiCo’s “flexible benefits” include “comprehensive reproductive health benefits,” with “individualized support for women and families before, during and after pregnancy.” These include, but are not limited to, “contraception, family planning services, fertility and surrogacy and special newborn child benefits”; and the Company also provides “on-

17 Influence Watch, Non-Profit, “Tara Health Foundation.” See https://www.influencewatch.org/non-profit/tara-health-foundation/

18 Tara Health Foundation, 2021 Grants. See https://tarahealthfoundation.org/grantees-2021. Tara Health Foundation, 2022 Grants. See https://tarahealthfoundation.org/grantees-2022

19 Tara Health Foundation, 2021 Grants.

20 Perry Undem, “We’re proud to be trusted by these organizations.” See https://perryundem.com/our-work/

21 PepsiCo, Inc., “Our Board of Directors recommends that shareholders vote “AGAINST” this proposal.” PepsiCo, 2023 Proxy Statement, p. 96.

site childcare facilities in certain locations and market competitive parental leave policies that extend beyond federal guidelines.”22

Could it be that this policy of providing comprehensive reproductive and childcare benefits—so women don’t feel pressured into the stark choices of either aborting their babies or giving up their jobs and careers—has greater appeal to women in that 15-44 age demographic, than a company simply supporting unrestricted abortion in order to keep women in its workforce?

Certainly, that seems to be PepsiCo’s
experience—making this Proposal not only unnecessary, but potentially harmful in its narrow, one-sided focus on promoting unrestricted abortion.

In addition, the Proponent makes no effort to examine whether and how having an abortion, rather than being denied one, can have a deleterious effect on a woman’s employment and career goals.

David Reardon, Ph.D., a noted scholar and researcher on the aftereffects of abortion,23 points to its negative impacts on mental health.

Citing a number of studies, chief among them “New Zealand’s Christchurch Health and Developmental Study,” Reardon contends “that abortion is significantly associated with increased rates of suicidal tendencies, substance abuse, depression, anxiety, and the total number of mental health problems.”24

While his focus is on mental health effects rather than economic outcomes impacted by abortion access, the two are unavoidably intertwined. Mental health issues, both sides would surely agree, can impact job performance, employability, and even desire for employment. Thus, Reardon’s findings on the negative mental health aftereffects of abortion certainly add complexity to the Proponent’s one-sided, oversimplistic assertion that abortion restrictions threaten women’s full participation in the workforce, while having access to abortion enhances that full participation.

Of course, Reardon’s conclusions are not dispositive; but neither are those of IWPR, Leanin.org. or the Tara Health Foundation. All must be weighed carefully, taking into consideration the predispositions of those involved—pro-life on Reardon’s part, pro-choice with IWPR, Tara, and Leanin.Org.

22 Ibid, pp. 95-96.

23 Charlotte Lozier Institute, “David C. Reardon, Ph.D., Associate Scholar.” See https://lozierinstitute.org/team-member/david-c-reardon-ph-d/

24 Reardon, David C., Ph.D. “The Embrace of the Proabortion Turnaway Study,” The Linacre Quarterly, August 2018, pp. 204-212. See https://www.ncbi.nlm.nih.gov/pmc/articles/PMC6161227/

Thus, the Proponent’s one-sided presentation and lack of acknowledgement of any contradictory information merits a vote AGAINST this proposal.

2.The Proponent selectively cites only biased surveys that support its contention that overwhelming public support for Roe v. Wade puts the PepsiCo brand at risk with consumers, unless the Company publicly advocates for unrestricted abortion access; while ignoring available data that challenges that finding.

The August 2021 Perry Undem survey commissioned by Tara purported to show that “Roughly eight in ten respondents (79%) do not want Roe v. Wade overturned”25—as it ultimately was the following June. The Proponent joins that finding to another 2021 survey, also commissioned by Tara Health Foundation, released in September of that year by Greenwald Research, to suggest that the PepsiCo brand is at risk if the Company does not actively oppose state abortion restrictions.26

But the premise of this assertion—that “Surveys have consistently shown that most Americans want to keep the Roe v. Wade framework intact”27—is belied by other surveys, not cited in the Proponent’s one-sided presentation, that tell a more complex story.

One of the most recent – conducted by Marist in January of this year – found significant majorities support abortion restrictions that were not permitted by Roe. For example, 69 percent want to limit legal abortion to the first three months of pregnancy.28

An Associated Press-NORC Center for Public Affairs Research poll taken in July 2022—while finding “more than half of Americans” feeling “at least somewhat ‘angry’ or ‘sad’” that the Court had just overturned Roe— also found that “many Americans back some restrictions on abortion, especially after the first trimester.”29

And a Pew Research survey from May 2022—just before the Supreme Court ruling—presented similarly contradictory findings that a majority of Americans support Roe, yet a majority also favor restrictions not permitted by Roe.30

25 Perry Undem, “What Does ‘Top Talent’ Think about Working in States that Ban Abortion?” August 31, 2021, p. 2.

26 Greenwald Research, “What Do Consumers Think About Brands That Take a Stand on Reproductive Health Care? Results From a Nationwide Survey of U.S. Consumers,” September 3, 2021. See https://greenwaldresearch.com/wp-content/uploads/2021/09/Tara-Health-Foundation-2021-Consumer-Survey-on-Brands-Defending-Reproductive-Health.pdf

27 As You Sow, “Shareholder Proposal.”

28 McKeown, Jonah. “Even after Roe, most Americans support abortion restrictions: poll,” Catholic News Agency, January 18, 2023. See https://www.catholicnewsagency.com/news/253383/majority-of-americans-support-restrictions-on-abortion-new-knightsmarist-poll-shows

29 Fingerhut, Hannah. “AP-NORC poll: Majority in US want legal abortion nationally,” Associated Press, July 21, 2022. See https://apnews.com/article/abortion-health-congress-government-and-politics

30 Pew Research Center, “America’s Abortion Quandary,” May 6, 2022. See https://www.pewresearch.org/religion/2022/05/06/americas-abortion-quandary/

For example, as the Catholic League for Religious and Civil Rights highlights, “Roe allows women to abort their baby in the first 24 weeks. But that is not what the American people want. Pew found that 43 percent want it to be illegal at 24 weeks, approximately double the number of those who think it should be legal (22 percent).”[31]

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MI 1.2
B01225-08-04-15-2
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As that example and numerous others show, there is much public confusion about exactly what Roe set forth. Thus, to interpret public support for upholding Roe as opposition to any legal restrictions on abortion is simply not accurate. Such a conclusion can only be arrived at through the kind of one-sided research reflected in this Proposal.

The Proponent cites the Greenwald survey in asserting that “42 percent” of consumers “would be more likely to buy from a brand that publicly supports reproductive health care.”32 But before taking this at face value, we need to acknowledge that it is only one survey, from one moment in time—two-and-a-half years ago, before Roe was overturned. And we need to know how the question was asked, and of whom.

Many who are pro-life would describe themselves as supportive of “reproductive health care,” but don’t consider abortion to be “health care,” as they view it as destroying human life. Was it made clear to respondents that what the survey was actually measuring was support for unrestricted abortion?

And if so, was an effort made to ensure that the percentages of respondents accurately reflected the sharply divided outlook of public opinion about abortion? Or, given the pro-choice agenda of the Tara Health Foundation, the organization that commissioned the survey, was this just another research project that set out to arrive at a predetermined conclusion, and did so?

3.Such a one-sided presentation, ignoring countervailing facts, thereby also ignores the counter-risks for PepsiCo should the company follow the Proponent’s ill-advised urging to take sides on a passionate, controversial issue—one in which favoring either side cannot help but alienate significant numbers of consumers, investors, and employees.

The Proponent urges that PepsiCo’s Board of Directors issue a report that details not only the risks involved in doing business in states with restrictive abortion laws, but also “strategies” that “the company may deploy to minimize or mitigate these risks.”33

31 Catholic League for Religious and Civil Rights, “American People Oppose Roe v. Wade,” June 30, 2022. See https://www.catholicleague.org/american-people-oppose-roe-v-wade-2/

32 Greenwald Research.

33 As You Sow, “Shareholder Proposal.”

The Proponent calls for “discussion of any effects of these proposed or existing state [abortion restriction] policies on employee hiring, retention, and productivity.”34 But as noted above, such discussion is woefully incomplete unless it includes examination of how the aftereffects of abortion—including potential impact on mental and emotional health—might also negatively affect employee hiring, retention, and productivity. Absent such a full and evenhanded analysis—which this proposal clearly does not call for—any resulting actions undertaken by the Company risk being rash and counterproductive.

The Proponent urges that PepsiCo examine “decisions regarding closure or expansion of operations” in light of state abortion restrictions.35

The counter-risks of basing business location decisions on a state’s policies regarding what is surely one of the most volatile and divisive issues on the American political landscape—and one unrelated to PepsiCo’s corporate and fiduciary responsibilities—cannot be overstated. To threaten a state with economic retribution because of actions taken by its elected officials—i.e., those who, by the fact that they were elected, presumably have the support of a majority of the electorate in their districts and/or state—risks having a devastating impact on the PepsiCo brand within that state. Moreover, such actions in one state will potentially put the brand at risk in others states, as residents and government officials react against the possibility of such economic blackmail being used against their state as well, in service to an ideological agenda.

As detailed by NLPC President and CEO Peter Flaherty, such state government pushback against ideologically driven corporate bullying has already been done, with telling effect, in states like Georgia and Florida.

In 2019, Hollywood threatened to withdraw business and production activity from Georgia over its passage of a bill prohibiting most abortions beyond six weeks after conception, the point when a fetal heartbeat is detectable.

“Gov. Brian Kemp signed the bill anyway, and Hollywood’s threatened boycott never materialized.”[36]

“Then in 2021, Gov. Kemp and the Georgia legislature stood up to Major League Baseball when it pulled its All-Star Game from Atlanta over the state’s newly enacted election reform law. The law stood and,” in the 2022 primaries and general election, “proved to be what Georgia officials said it was – a boost to voter access and protection from election fraud.[37]

34 Ibid.

35 Ibid.

36 Flaherty, Peter. “Corporate America Should Stay Out of Abortion,” RealClearPolitics, July 13, 2022. See https://www.realclearpolitics.com/articles/2022/07/13/corporate_america_should_stay_out_of_abortion_147878.html

37 Ibid.

“And of course, in Florida, when Disney tried to strong-arm the government with economic threats in opposition to a parental rights bill regarding the sexual propagandizing of very young schoolchildren, Gov. Ron DeSantis flipped the script. He ended many special tax and regulatory favors Disney had enjoyed in Florida for decades.”38

Subsequently, in the 2022 mid-term elections—disappointing for Republicans in many states— Govs. Kemp and DeSantis, who had both signed state abortion restrictions into law and pushed back against corporate bullying, were easily re-elected.39

The Proponent further urges PepsiCo to base its “public policy advocacy” and “related political contributions policies” on opposition to abortion restrictions.40

But as the conflicting surveys cited above make clear, any effort on PepsiCo’s part to direct its public policy advocacy and political contributions toward supporting one side of the abortion issue, is sure to alienate those many Americans on the other side.

In this case, Company support for unrestricted abortion, as urged by the Proponent, would alienate not only those many Americans—women as well as men—who believe in bans on all or most abortions; it would also put the brand at risk with those millions of Americans who believe abortion should remain legal, but with what they see as reasonable restrictions not previously permitted under Roe.

In addition, taking sides on this searing national controversy would undermine the very purpose of the Company’s policy advocacy and political contributions, as delineated in PepsiCo’s guidelines for such activities: to “participate in public policy dialogues and share our expertise on key issues that support our business strategy and where we can contribute ideas to solve policy issues.”41

It is noteworthy that, according to OpenSecrets, in both the 2020 and 2022 election cycles, PepsiCo contributed significantly more funds to candidates and organizations affiliated with the generally pro-choice Democratic Party (59.67% and 62.62%, respectively), than to those affiliated with the generally pro-life Republican Party (40.33% and 37.38%, respectively).42

38 Ibid.

39 Associated Press, “Florida Gov. Ron DeSantis reelected; Kemp defeats Abrams,” Newsday, November 9, 2022. See https://www.newsday.com/long-island/politics/elections/election-governor-pennsylvania-michigan-upiarj1u

40 As You Sow, “Shareholder Proposal.”

41 PepsiCo, ESG Topics A-Z, “Public Policy Engagement, Political Activities and Contributions Guidelines.” See https://www.pepsico.com/our-impact/esg-topics-a-z/public-policy-engagement-political-activities-and-contribution-guidelines

42 Open Secrets, Following the Money in Politics, “PepsiCo Inc., Contributions.” See https://www.opensecrets.org/orgs/pepsico-inc/totals?id=D000000200

But these donations had nothing to do with support or opposition for a particular position on abortion—and they shouldn’t!

Rather, they reflected PepsiCo’s commitment to “mak(ing) constructive contributions that will lead to policies that help our business, our consumers and society thrive in a sustainable fashion.”43

The counter-risks of prioritizing a social, cultural, ideological agenda over corporate responsibilities are well-illustrated in the recent collapse—with potentially dire consequences for worldwide financial stability—of Silicon Valley Bank (SVB).44

Critics zeroed in on SVB having been “a world leader” in corporate “wokery,” which, as Australian commentator Kurt Mahlburg wrote, is “also known in the business world by its various three-letter acronyms, such as CSR (corporate social responsibility), ESG (environmental, social, and governance) and DEI (diversity, equity and inclusion).”45

“To be sure,” Mahlburg emphasized, “the case against Silicon Valley Bank is not that it collapsed because it was woke. … SVB collapsed because it did not correctly assess the risks it had taken on.” However, he and others suggest, that failure occurred as SVB was paying more attention to “pouring energy and resources into wokery” than to assessing those looming financial risks.46

“But don’t expect to ever see this admitted in writing,” Mahlburg lamented. “Baked into the CSR-ESG-DEI industrial complex is the dogma that wokery is always good for a company — a rainbow with an endless pot of gold. It will improve your brand, increase productivity, boost sales and profits, provide access to new capital and markets.

“Right up until it comes tumbling down like a house of cards, apparently.”47

Learning from this, PepsiCo must keep its eye on the ball—its corporate, financial, and business obligations—and thereby keep faith with its investors, employees, and consumers.

CONCLUSION

As demonstrated in this report, Proposal No. 7 is based on a series of assertions arrived at through incomplete, one-sided, and misleading analyses. These include:

43 PepsiCo, “Public Policy Engagement, Political Activities and Contributions Guidelines.”

44 Sweet, Ken. “Can the chaos from Silicon Valley Bank’s fall be contained?” Associated Press, March 12, 2023. See https://apnews.com/article/silicon-valley-bank-janet-yellen-bailout-fdic-fail-failed-c224cf4d2ef07c70cd27e7d0d3be628b

45 Mahlburg, Kurt. “Silicon Valley Bank collapse: go woke, crash the economy,” Mercatornet, March 16, 2023. See https://mercatornet.com/silicon-valley-bank-collapse-go-woke-crash-the-economy/83555/

46 Ibid.

47 Ibid.

•Asserting that state restrictions on abortion risk negative impacts on PepsiCo’s ability to recruit and retain younger women employees, while failing to disclose the lack of objectivity, or questions about the methodology and selection of participants of the cited studies on which this assertion heavily relies; and failing to examine contradictory research that suggests that there are potential consequences to having an abortion that can also negatively impact a company’s efforts to recruit and retain younger women employees.

•Relying on incomplete reporting of surveys showing widespread support for Roe v. Wade—ignoring contradictory findings, often in the same surveys, of majority support for abortion restrictions not permitted under Roe—to conclude that unless PepsiCo actively supports unrestricted abortion, its brand will be at risk with consumers.

•Using this incomplete, misleading analysis to posit a one-sided assessment of risks to its “performance, brand, and reputation” if PepsiCo does not take a position in favor of unrestricted access to abortion; ignoring the counter-risks to be incurred if the Company does take such a one-sided stand, particularly if that stand includes punitive measures urged by the Proponent against states that place legal limits on abortion access.

Abortion is an intensely controversial issue, with both supporters and opponents having widely divergent and strongly-held beliefs. A one-sided risk assessment, and recommended strategies favoring that side, which this proposal calls for, carries risks of its own, potentially alienating employees, investors, and consumers who passionately hold different views.

Thus, any assessment of risks to the corporation from state abortion policies must consider the risks from a wide range of perspectives: pro-choice, pro-life, and all of the nuanced positions in between, and not just the risks addressed in this proposal from the pro-choice side. Better not to go down this road at all.

Advocacy on all sides of the abortion question is fundamentally driven by philosophical, moral, religious, and personal values—not economics or corporate business considerations. The best way to avoid the risks associated with this highly contentious issue is for the Company to stay out of it, not pick sides, or conduct one-sided risk assessments that cannot help but alienate significant numbers of potential employees, customers, and shareholders.

Therefore, National Legal and Policy Center urges shareholders to vote “AGAINST” Proposal No. 7, “Report on Impacts of Reproductive Healthcare Legislation,” on the 2023 Proxy Ballot for PepsiCo, Inc.

Photo credits:

Page 3 – Ms. Magazine cover, Summer 2022

Page 5 – NARAL Protest at the Minnesota State Capitol Rotunda, Lorie Shaull/Creative Commons

Page 6 – PepsiCo headquarters, Tony Webster/Creative Commons

Page 8 – 3D ultrasound, Shutter Daddy/Creative Commons

Page 9 – Gov. Brian Kemp signing Georgia Heartbeat Bill into law, 2019, YouTube

Page 12 – Pregnant mother and child, dcarlier/Creative Commons

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For questions regarding National Legal and Policy Center’s opposition to Proposal #7, “Report on Impacts of Reproductive Healthcare Legislation,” for the PepsiCo, Inc. annual meeting, please contact Paul Chesser, director of NLPC’s Corporate Integrity Project, via email at pchesser@nlpc.org.